Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

BASIC:
Net (loss) income	$(523)	$1,661	$(65)	$4,356

Weighted average number of common shares outstanding	5,155	5,522	5,155	5,523

Net (loss) income per common share	$(0.10)	$0.30	$(0.01)	$0.79

ASSUMING DILUTION:
Net (loss) income	$(523)	$1,661	$(65)	$4,356

Weighted average number of common shares outstanding	5,155	5,522	5,155	5,523

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	35	53	37	63

Weighted average number of common and common equivalent shares	5,190	5,575	5,192	5,586

Net (loss) income per common share, assuming dilution	$(0.10)	$0.30	$(0.01)	$0.78